

3 May 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
28.04.05	Aberforth Holding
29.04.05	SVG Holding
03.05.05	Merrill Lynch Holding

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

P.P. T. D. Kallam

Andrew Scull
Company Secretary

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 156307

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
4imprint Group plc	Merrill Lynch Investment Managers
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
In respect of 2 above	

5. Number of shares/amount of stock acquired	6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)	7. Number of shares/amount of stock disposed	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary 38 6/13p		29 April 2005

12. Total holding following this notification	13. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)
2,378,281 Please see attached	9.50%

14. Any additional information	15. Name of contact and telephone number for queries
	Tim Hallam 0161 272 4027

16. Name and signature of authorised company official responsible for making this notification

P.P. T.D. Hallam

ANDREW SCULL
COMPANY SECRETARY

Date of notification 3 May 2005



Merrill Lynch & Co., Inc.
World Financial Center
North Tower
250 Vesey Street
New York
NY 10281-1332

our ref:

The Company Secretary
4IMPRINT GROUP PLC
Park 17
Moss Lane
Whitefield, M45 8FJ
United Kingdom

29 April 2005

Dear Sir

Companies Act 1985 ss 198-202 (as amended)

We are writing to notify you with regard to a change of circumstances affecting Merrill Lynch & Co., Inc.'s interest under the above legislation.

This letter serves as notification, by reason of the provisions of section 203 of the above Act, that:

a) the companies the names and addresses of which are set out in the first part of the Schedule to this letter (being certain holding companies of Merrill Lynch Investment Managers Ltd. (MLIM), have the interests in relevant share capital of your company disclosed in the first attachment to this letter;

b) the companies the names and addresses of which are set out in the second part of the Schedule to this letter, which are holding companies of MLIM and of certain other companies, have the interests in relevant share capital of your company disclosed in the first attachment to this letter and the additional interests (if any) disclosed in the second attachment to this letter.

If you have any queries regarding the contents of this letter, please contact Alasdair Coutts-Britton on 020-7996-3565, Facsimile 020-7996-1174.

Yours faithfully

Duly authorised for and on behalf
of the notifying companies

Company Name: **4Imprint Group Plc** Date: **22nd April, 2005**

Class of Shares: **38.461538p Ordinary Shares**

Total Interest held by: **Merrill Lynch Investment Managers Group Limited 2,378,281 (9.50%)**

Made up as follows:

Registered Holder (if known)	Number of Shares	Investment Management Company (if separately disclosable)	Beneficial Interests? (Yes/No)
Nutraco Nominees Limited	2,290,322		No
Merrill Lynch Pension Nominees Limited A/C NONCERT	87,959		Yes
TOTAL	2,378,281		

0207 588 6057

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 907074

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
4imprint Group plc	SVG Investment Managers
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 In respect of 2 above	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares/amount of stock acquired	6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)	7. Number of shares/amount of stock disposed	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary 38 6/13 p		29 April 2005

12. Total holding following this notification	13. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)
1,615,000 Please see attached	6.44%

14. Any additional information	15. Name of contact and telephone number for queries
	Tim Hallam 0161 272 4027

16. Name and signature of authorised company official responsible for making this notification

p.p. T.D. Hallam

ANDREW SCULL COMPANY SECRETARY

Date of notification 29 April 2005

SVG

SVG Investment Managers Limited
111 Strand
London WC2R 0AG
Tel +44 (0)20 7010 8900
Fax +44 (0)20 7240 5346

29 April 2005

4Imprint Group plc
Park 17
Moss Lane
Whitefield M45 8FJ

Fax number: 0870 241 3441

For the attention of: The Company Secretary

Dear Sirs,

Notification of interest in shares
under section 198 Companies Act 1985 ("the Act")

SVG Capital plc ("SVG Capital") of 31 Gresham Street London EC2V 7QA and funds managed by SVG Investment Managers Limited ("SVG IM") of 111 Strand, London WC2R 0AG are interested in the ordinary shares of:

4Imprint Group PLC (the "Company"),

as set out below. These interests represent all the interests of SVG Capital, and funds managed by SVGIM on behalf of third parties.

1,615,000 being 6.44%

The registered holder of all the above shares in the Company is Barfield Nominees Limited of Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3DA, Channel Islands.

300,000 being 1.20%

The registered holder of all the above shares in the Company is Banque Privee Edmond de Rothschild Europe SA, 20 Boulevard Emmanuel Servais, L-2535 Luxembourg.

By reason of section 203 of the Act, SVG Capital is also taken to be interested in the above shares, by reason of it being the parent company of SVG IM.

This notification is given on behalf of SVG Capital plc, SVG Investment Managers Limited and SVG Investment Funds (Dublin) plc.

Yours faithfully,

James Khan

For and on behalf of
SVG Capital plc
SVG Investment Managers Limited
SVG Investment Funds (Dublin) plc

Registered office

4imprint Group PLC
28 April 2005

4Imprint Group PLC ('the Company')

Notification of Major Interests in Shares

The Company received a notification from Aberforth Partners, on behalf of Aberforth Smaller Companies Trust plc, informing it that they have a notifiable interest in 1,027,000 Ordianary Shares, representing 4.10% of the Company's issued ordinary share capital.

The above holding forms part of the interest of Aberforth Partners which, at present, totals 2,600,000 shares, being 10.38%

28 April 2005

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